MYOS RENS TECHNOLOGY INC.

45 Horsehill Road, Suite 106

Cedar Knolls, New Jersey 07927

June 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Abigail Jacobs

Re:	MYOS RENS Technology Inc. Registration Statement on Form S-3 File No. 333-225289

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MYOS RENS Technology Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, June 29, 2018, or as soon as practicable thereafter.

Very truly yours,

/s/ Joseph Mannello
Name: Joseph Mannello Title: Chief Executive Officer